Dolly Varden Silver Intersects 12.23 g/t Au and 84 g/t Ag over
34.93m, 29.24 g/t Au and 16.94 g/t Ag over 13.94m at the
Homestake Silver Deposit

VANCOUVER, BC, November 04, 2024 - Vancouver, BC: Dolly Varden Silver Corporation (TSXV: DV) (OTC: DOLLF) (the "Company" or "Dolly Varden") is pleased to announce drill results from its 2024 program at the Homestake Silver deposit in BC's Golden Triangle. The five (5) drillholes reported in this release, targeted the plunge of a wide, high-grade zone within the Homestake Silver Deposit withn a wide gap of previous drilling. The 2024 Kitsault Valley Project drill program is finished for the season, with 69 drill holes completed for a total of 31,726m; 41 holes totalling 15,5467 meters were drilled at the Dolly Varden area and 28 holes totalling 16,181 meters were drilled at Homestake Ridge. Results are pending on an additional 23 drill holes from Homestake Silver and property wide exploration drilling.

Highlights from the Homestake Silver Deposit (*intervals shown are core length):

  HR24-432: Mineralized envelope including veins: 8.85 g/t Au and 5 g/t Ag over 48.23 meters, including an internal zone of stronger breccia vein intervals grading 29.24 g/t Au and 16 g/t Ag  over 13.94 meters, including one breccia vein grading 701 g/t Au and 184 g/t Ag over 0.54 meters.
  HR24-435: Mineralized envelope including veins: 4.64 g/t Au and 38 g/t Ag over 100.80 meters, including an internal interval of stronger breccia vein mineralization grading 12.23 g/t Au and 84 g/t Ag over 34.93 meters. High grade breccia veins include 166 g/t Au and 675 g/t Ag over 0.97 meters.
  HR24-442: Vein breccia zone: 4.58 g/t Au over 9.95 meters including 14.96 g/t Au over 1.69 meters.

*Estimated true widths vary depending on intersection angles and range from 70% to 85% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated

**Assay results reported are uncapped

"The identification of a gold-rich, wide and high-grade area within the Homestake Silver Deposit is highly encouraging," said Shawn Khunkhun, CEO of Dolly Varden Silver. "Our geological team is encouraged by overlapping mineralizing phases of silver and gold rich veins and breccias; the deposit remains open for expansion."

Figure 1.    Location along Dolly Varden's Kitsault Valley trend of Deposits

Drill hole HR24-432 and drill holes HR24-434 + 435 were completed on vertical sections 65 meters apart along strike and targeted an area within the shallow, northerly plunging zone of wide and high-grade gold and silver mineralization in a sparsely drilled area.. Results from the five holes in this release suggest that the plunge of mineralization at Homestake Silver has a similar orientation as the Homestake Main Deposit, located 300m to the northwest. The average grades within these core areas are higher, on a precious metal silver equivalent basis, than the average grade of the silver deposits at the Dolly Varden property further south, due to the increased gold content at the Homestake Ridge Deposits.

Figure 2.    Drill hole HR24-435 targeting the central portion of the Homestake Silver deposit. Vein and vein breccias with strong pyrite mineralization and visible gold are associated with higher grade gold and silver.

Drill holes HR24-442 and HR24-445 arestep outs targeting approximately 250m vertically below the upper portion of the main plunge zone and encountered the mineralized and altered structural corridor of Homestake Silver (figure 5 and 6). Drill hole HR24-442 intersected a mineralized vein breccia stockwork zone  grading 4.58 g/t Au over 9.95m, including individual breccias with stronger pyrite mineralization grading 14.96 g/t Au over 1.69m.

Figure 3.    Homestake Silver Longitduinal section, looking southwest with 2024 drill hole lithology.

Homestake Ridge

The Homestake Ridge deposits are interpreted as structurally controlled, multi-phase epithermal vein stockwork and vein breccia system hosted in Jurassic Hazelton volcanic rocks. Mineralization consists of pyrite, +/-galena and sphalerite with visible gold in a breccia matrix within a silica breccia vein system (see Figure 2). The northwest orientation of the main Homestake structural trend appears to have numerous subparallel internal structures that are interpreted to form the controls for higher grade gold and silver shoots within a broader Mineralized envelope at the Homestake Silver deposit. The main structural corridor dips steeply to the northeast at Homestake Main and rolls to vertical or steeply southwest at Homestake Silver (see Figure 5).

Figure 4.    Plan View of the Homestake Silver and Main Deposits;  2024 drilling in bold lithology and red outline of mineralized zones.

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Figure 5.    Homestake Silver Cross Section (B-B') looking Northwest, with 2024 and previous drill holes.

Figure 6.    Homestake Silver Cross Section (A-A') with 2024 and previous drill holes.

Table 1.    Completed Drill Hole Assays from the Homestake Silver Deposit central mineralized zone

Hole ID	From (m)	To (m)	Length* (m)	Au** (g/t)	Ag (g/t)	Base Metals (%)
Section A-A'
HR24-432
entire zone	313.77	362.00	48.23	8.85	5
vein zone	338.75	352.69	13.94	29.24	16
including	352.15	352.69	0.54	701.00	184
HR24-442
entire zone	660.75	682.40	21.65	2.60	4
vein zone	664.54	674.49	9.95	4.58	6
including	672.80	674.49	1.69	14.96	14

Section B-B'
HR24-434
entire zone	291.97	301.33	9.36	1.55	154	0.46%Pb
including	294.00	295.00	1.00	12.47	1374	2.77%Pb, 0.81%Zn
and	310.55	396.21	85.66	0.76	8
HR24-435
entire zone	287.50	388.30	100.80	4.64	38
including	329.74	364.67	34.93	12.23	84
including	344.11	345.54	1.43	74.15	376
including	344.11	345.08	0.97	166	675
including	350.02	352.45	2.43	34.98	75
including	357.96	358.96	1.00	54.40	346	5.38%Pb, 11.90%Zn
HR24-445
entire zone	629.37	643.48	14.11	2.18	5.25
including	630.95	631.65	0.70	12.64	10.1
including	635.00	635.50	0.50	8.75	28.2	1.60%Pb, 4.46%Zn

*Estimated true widths vary depending on intersection angles and range from 70% to 85% of core lengths

**Assay results reported are uncapped

Table 2.  Drill Hole Collar Data for 2024 Homestake Silver Deposit Drilling Reported in this release

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
HR24-432	463637	6178878	831	239	-45	510.00
HR24-434	463637	6178878	831	220	-50	489.00
HR24-435	463637	6178878	831	220	-45	444.00
HR24-442	463795	6179008	778	235	-48	738.30
HR24-445	463795	6179008	778	226	-45	705.00

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen assays may be completed on very high grade samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden Silver, the "Qualified Person" as defined by NI43-101 has reviewed, validated and approved the scientific and technical information contained in this news release and supervises the ongoing exploration program at the Dolly Varden Project.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward looking statements or information in this release relates to, among other things, the 2024 drill program at the Kitsault Valley Project, the results of previous field work and programs and the continued operations of the current exploration program, interpretation of the nature of the mineralization at the project and that that the mineralization on the project is similar to Eskay and Brucejack, results of the mineral resource estimate on the project, the potential to grow the project, the potential to expand the mineralization and our beliefs about the unexplored portion of the property.

These forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to successfully pursue its current development plans, that future sources of funding will be available to the company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

For additional information on risks and uncertainties, see the Company's most recently filed annual management discussion & analysis ("MD&A") dated August 22, 2024 and management information circular dated August 22, 2024 (the "Circular"), both of which are available on SEDAR at www.sedar.com. The risk factors identified in the MD&A and the Circular are not intended to represent a complete list of factors that could affect the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com;